UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

S. Kris Agarwal

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Matthew B. Dubeck

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Page 2

1.	Names of Reporting Persons: PE Greenlight Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 3

1.	Names of Reporting Persons: Platinum Equity Capital Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 4

1.	Names of Reporting Persons: Platinum Equity Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 5

1.	Names of Reporting Persons: Platinum Equity Partners IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 6

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 7

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV Manager, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 8

1.	Names of Reporting Persons: Platinum Equity InvestCo, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 9

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IC (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 10

1.	Names of Reporting Persons: Platinum InvestCo, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 11

1.	Names of Reporting Persons: Platinum Equity Investment Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 12

1.	Names of Reporting Persons: Platinum Equity, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,891,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,891,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,891,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.7%*
14.	Type of Reporting Person OO (Limited liability company)

*

Includes 57,280,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 13

1.	Names of Reporting Persons: Tom Gores
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,891,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,891,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,891,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.7%*
14.	Type of Reporting Person IN

*

Includes 57,280,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. See Item 5 of this Schedule 13D.

CUSIP No. 92511U102	Page 14

Item 1.	Security and Issuer

This Statement on Schedule 13D is being filed with respect to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Verra Mobility Corporation (f/k/a Gores Holdings II, Inc.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1150 North Alma School Road, Mesa, Arizona 85201.

Item 2.	Identity and Background

This statement is being filed by each of: (i) PE Greenlight Holdings, LLC, a Delaware limited liability company (“PE Greenlight”), (ii) Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership (“PECP IV”), (iii) Platinum Equity Partners IV, L.P., a Delaware limited partnership (“PEP IV LP”), (iv) Platinum Equity Partners IV, LLC, a Delaware limited liability company (“PEP IV LLC”), (v) Platinum Equity Investment Holdings IV, LLC, a Delaware limited liability company (“PEIH IV”), (vi) Platinum Equity Investment Holdings IV Manager, LLC, a Delaware limited liability company (“PEIH IV Manager”), (vii) Platinum Equity InvestCo, L.P., a Cayman Islands exempted limited partnership (“PEI LP”), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC LLC”), (ix) Platinum InvestCo, LLC, a Delaware limited liability company (“PI LLC”), (x) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“PEIH LLC”), (xi) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (xii) Tom Gores, an individual and citizen of the United States (each person or entity listed in clauses (i)-(xii), a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.

The Reporting Persons are principally engaged in the business of investments in securities. The principal purpose of PE Greenlight is to hold shares of Class A Stock. PECP IV holds a majority membership interest in PE Greenlight and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PE Greenlight. PEP IV LP is the general partner of PECP IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PECP IV. PEP IV LLC is the general partner of PEP IV LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEP IV LP. PEIH IV is the sole member of PEP IV LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEP IV LLC. PEIH IV Manager is the sole manager of PEIH IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IV. PEI LP owns all of the economic interests in PEIH IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IV. PEIH IC LLC is the general partner of PEI LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEI LP. PEIH LLC is the sole member of PEIH IC LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IC LLC. PI LLC holds a controlling interest in PEI LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEI LP. Platinum Equity is the sole member of PEIH IV Manager and PEIH LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by each of PEIH IV Manager and PEIH LLC. Platinum Equity and Tom Gores, together, hold a controlling interest in PI LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PI LLC. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the shares of Class A Stock beneficially owned by Platinum Equity. Mr. Gores disclaims beneficial ownership of all the shares of Class A Stock held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92511U102	Page 15

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class A Stock reported in this Schedule 13D were acquired as follows:

•

1,893,798 shares of Class F Stock of the Issuer, par value $0.0001 per share (“Class F Stock”) and warrants to purchase 2,611,205 Class A Stock (“Class A Warrants”) were acquired in a distribution by Gores Sponsor II LLC (“Gores Sponsor”), the Issuer’s sponsor prior to the consummation of the Merger (as defined below), to certain of its investors (which include Platinum Equity) of shares of Class F Stock and Class A Warrants acquired by Gores Sponsor in the Issuer’s initial public offering. The shares of Class F Stock were converted into 1,893,798 shares of Class A Stock in connection with the Merger.

•

1,646,546 shares of Class A Stock were acquired pursuant to a private placement by the Issuer (the “Private Placement”) at a price of $9.20 per share of Class A Stock. The source of funds for these shares of Class A Stock, $15,148,223.20 in the aggregate, was the general working capital of Platinum Equity.

•

53,739,744 shares of Class A Stock were acquired as partial consideration in the merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger by and among the Issuer, AM Merger Sub I, Inc., AM Merger Sub II, LLC, Greenlight Holding II Corporation (“Greenlight”) and PE Greenlight, in its capacity as the Stockholder Representative (as amended, the “Merger Agreement”). Pursuant to the Merger, the Issuer acquired a business that was indirectly controlled by Platinum Equity and operated by Greenlight.

Additional information regarding each of the foregoing is set forth in the Issuer’s definitive proxy statement related to the Merger filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2018 and the Issuer’s Current Report on Form 8-K filed with the SEC on October 22, 2018 (the “Issuer 8-K”).

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Class A Stock and Class A Warrants for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer. This evaluation may be based on various factors, including but not limited to the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Class A Stock and/or Class A Warrants, and dispose of all or a portion of the securities of the Issuer, including shares of Class A Stock and Class A Warrants, that the Reporting Persons now own or may hereafter acquire.

PE Greenlight, one of the Reporting Persons, is party to an Investor Rights Agreement with the Issuer which gives PE Greenlight the right to nominate up to three directors to the Issuer’s board of directors (the “Board”), with such rights subject to the Reporting Persons’ aggregate beneficial ownership of Class A Stock, as described in greater detail in Item 6 hereof. In addition, pursuant to the Investor Rights Agreement, if one of PE Greenlight’s nominees is elected to the Board, the Chairman of the Board shall be a nominee of PE Greenlight and PE Greenlight will have the right to appoint one representative to each committee of the Board. Pursuant to the Issuer’s Amended and Restated Bylaws, the Chairman of the Board shall have general supervision and control of the Issuer’s acquisition activities, subject to the ultimate authority of the Board, and is responsible for the execution of the policies of the Board with respect to such matters. A more complete description of the Investor Rights Agreement is set forth in Item 6 hereof.

In connection with or through PE Greenlight’s director nominees’ service on the Board, including as Chairman of the Board, or otherwise, the Reporting Persons may engage in discussions with management, other members of the Issuer’s Board, other stockholders of the Issuer and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving the Issuer and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92511U102	Page 16

Item 5.	Interest in Securities of the Issuer

The Reporting Persons may be deemed to beneficially own the number of shares of Class A Stock (including shares of Class A Stock underlying Class A Warrants) set forth in the table below, representing the approximate percentage of the Issuer’s outstanding shares of Class A Stock set forth in the table below as calculated pursuant Rule 13d-3 (based on the 156,056,642 shares of Class A Stock stated to be outstanding as of October 17, 2018 by the Issuer in the Issuer 8-K).

The following sets forth the aggregate number of shares and percentage of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 156,056,642 shares of Class A Stock outstanding as of October 17, 2018, as reported in the Issuer 8-K.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PE Greenlight Holdings, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Capital Partners IV, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Partners IV, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Partners IV, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IV, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IV Manager, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity InvestCo, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IC (Cayman), LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum InvestCo, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity, LLC	59,891,293	37.7%	0	59,891,293	0	59,891,293
Tom Gores	59,891,293	37.7%	0	59,891,293	0	59,891,293

None of the Reporting Persons has engaged in any transaction in shares of Class A Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 hereof.

CUSIP No. 92511U102	Page 17

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

PE Greenlight and the Issuer are party to that certain Investor Rights Agreement, dated as of October 17, 2018 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, PE Greenlight has the right to nominate up to three directors to the Board. Initially, PE Greenlight nominated the Issuer’s Chief Executive Officer as a Class II director and two representatives of PE Greenlight as Class III directors. In addition, if one of PE Greenlight’s nominees is elected as a director, one of its nominees will serve as the Chairman of the Board and PE Greenlight will have the right to appoint one representative to each committee of the Board. Subject to the rights described above, certain provisions of Delaware law and the Issuer’s charter documents, PE Greenlight has the exclusive right to remove its respective directors from the Board, and the Board and PE Greenlight shall take all necessary action, as described in the Investor Rights Agreement, to cause the removal of any of PE Greenlight’s directors at the request of PE Greenlight; and (b) PE Greenlight shall have the exclusive right to nominate for election to the Board, directors to fill vacancies created by reason of death, removal or resignation of PE Greenlight’s directors, and the Board and PE Greenlight shall take all such necessary action to cause any such vacancies to be filled by replacement directors nominated by PE Greenlight as promptly as reasonably practicable.

PE Greenlight’s right to nominate directors to the Board is subject to its ownership percentage of the total outstanding shares of Class A Stock. If PE Greenlight holds: (i) 25% or greater of the outstanding shares of Class A Stock, it will have the right to nominate three directors; (ii) less than 25% but greater than or equal to 15% of the outstanding shares of Class A Stock, it will have the right to nominate two directors; (iii) less than 15% but greater than or equal to 5% of the outstanding shares of Class A Stock, it will have the right to nominate one director; and (iv) less than 5% of the outstanding shares of Class A Stock, it will not have the right to nominate any directors.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the complete text of the Investor Rights Agreement, a copy of which is incorporated by reference in Item 7 of this Schedule 13D as an exhibit hereto.

Earn Out

Pursuant to the terms of the Merger Agreement, PE Greenlight is entitled to receive up to a maximum of 10,000,000 additional shares of Class A Stock (any such shares of Class A Stock, the “Earn-Out Shares”) if the volume weighted average closing sale price of one share of Class A Stock on Nasdaq exceeds certain thresholds for a period of at least 10 days out of 20 consecutive trading days at any time during the five-year period following the closing date of the Merger (the “Closing Date”) (the “Average Share Price”).

The Issuer will issue any Earn-Out Shares to PE Greenlight as follows: (i) a one-time issuance of 2,500,000 shares of Class A Stock if the Average Share Price is greater than $13.00; (ii) a one-time issuance of 2,500,000 shares of Class A Stock if the Average Share Price is greater than $15.50; (iii) a one-time issuance of 2,500,000 shares of Class A Stock if the Average Share Price is greater than $18.00; and (iv) a one-time issuance of 2,500,000 shares of Class A Stock if the Average Share Price is greater than $20.50. PE Greenlight will also be entitled to Earn-Out Shares in the event of certain acceleration events described in greater detail in the Merger Agreement.

The foregoing summary of the earn-out provision of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is incorporated by reference in Item 7 of this Schedule 13D as an exhibit hereto.

Lock-Up

On the Closing Date, PE Greenlight executed an Investor Representation Letter for the benefit of the Issuer in which PE Greenlight agreed not to dispose of any of its Class A Stock for 180 days after the Closing Date other than in certain limited circumstances described in greater detail in such Investor Representation Letter.

The foregoing summary of the Investor Representation Letter is qualified in its entirety by reference to the complete text of a form of the Investor Representation Letter, a copy of which is incorporated by reference in Item 7 of this Schedule 13D as an exhibit hereto.

In addition, Platinum Equity is bound by the provisions of that certain Letter Agreement by and among the Issuer, the Issuer’s pre-Closing Date officers and directors and Gores Sponsor, dated as of January 12, 2017 (the “Insider Letter Agreement”) pursuant to which Platinum Equity may not dispose of any Class A Stock for 180 days after the Closing Date or any Class A Warrants for 30 days after the Closing Date.

CUSIP No. 92511U102	Page 18

The foregoing summary of the lock-up provisions of the Insider Letter Agreement is qualified in its entirety by reference to the complete text of the Insider Letter Agreement, a copy of which is incorporated by reference in Item 7 of this Schedule 13D as an exhibit hereto.

Registration Rights Agreement

PE Greenlight is party to that certain Amended and Restated Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer party thereto, dated as of October 17, 2018 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, (a) any outstanding share of Class A Stock or any other Issuer equity security (including the Class A Warrants held by PE Greenlight and shares of Class A Stock issued or issuable to PE Greenlight upon the exercise of any other Issuer equity security and the shares of Class A Stock acquired by Platinum Equity in the Private Placement) held by PE Greenlight and Platinum Equity as of the Closing Date, which occurred on October 17, 2018, or thereafter acquired thereby (including the shares of Class A Stock issued upon exercise of any Class A Warrants) and any Earn-Out Shares and (b) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, will be entitled to registration rights.

The Registration Rights Agreement provides that the Issuer will, within 30 days after the Closing Date, file with the SEC a shelf registration statement registering the resale of the registrable securities, including the shares of Class A Stock and Class A Warrants, held by PE Greenlight and the other parties to the Registration Rights Agreement and will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the initial filing thereof or 90 days following the initial filing thereof if the Issuer receives SEC comments on such registration statement. In addition, PE Greenlight is entitled to make up to six demands, excluding short form demands, that the Issuer register its shares of Class A Stock and to certain “piggy-back” registration rights with respect to other offerings by the Issuer or other stockholders exercising a demand right.

The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Issuer and the stockholders party to the Registration Rights Agreement, including PE Greenlight, agree to provide customary indemnification in connection with offerings of the registrable securities effected pursuant to the terms of the Registration Rights Agreement.

The terms of the Registration Rights Agreement are discussed in greater detail in the Issuer 8-K.

Certificate of Incorporation

The Issuer’s second amended and restated certificate of incorporation (the “Charter”) provides that Platinum Equity and the investment funds affiliated with or managed by Platinum Equity and their respective successors and affiliates (other than the Issuer and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of the Issuer are not subject to the doctrine of corporate opportunity. In addition, the Charter also excludes the investment funds affiliated with or managed by Platinum Equity and their respective successors and affiliates from the definition of “interested stockholder” for purposes of a provision of the Charter that is substantially similar to Section 203 of the Delaware General Corporation Law in prohibiting certain business combinations with interested stockholders.

The foregoing summary of the Charter is qualified in its entirety to the complete text of the Charter, a copy of which is incorporated by reference in Item 7 of this Schedule 13D as an exhibit hereto.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit 2	Investor Rights Agreement, dated as of October 17, 2018, by and among Verra Mobility Corporation and PE Greenlight Holdings, LLC (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 3	Merger Agreement, dated as of June 21, 2018, by and among Gores Holdings II, Inc., AM Merger Sub I, Inc., AM Merger Sub II, LLC, Greenlight Holding II Corporation and PE Greenlight Holdings, LLC, in its capacity as the Stockholder Representative (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

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Exhibit 4	Form of Investor Representation Letter (filed as Exhibit 2.1 (exhibit F thereto) to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

Exhibit 5	Letter Agreement, dated January 12, 2017, by and among Gores Holdings II, Inc., Alec Gores, Mark R. Stone, Dominick J. Schiano, Andrew McBride, Randall Bort, William Patton, Jeffrey G. Rea and Gores Sponsor II LLC (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Issuer on January 19, 2017 and incorporated herein by reference).

Exhibit 6	Second Amended and Restated Certificate of Incorporation of Verra Mobility Corporation, dated as of October 17, 2018 (filed as Exhibit 3.1 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 7	Power of Attorney of Tom Gores (filed as Exhibit 24 to the Form 3 of the Reporting Entities on October 19, 2018 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2018

PE GREENLIGHT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.,
Its:	General Partner

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM INVESTCO, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

TOM GORES

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact